June 25, 1998



IDS Life Insurance Company
IDS Tower 10
Minneapolis, MN 55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of IDS Life Series Fund, Inc. (the "Company") and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion:

         That the shares when sold in accordance with the then-current registration statement of the Company and in accordance with applicable federal and state securities laws have been and will be legally issued, fully paid, and nonassessable.

I hereby consent that the foregoing opinion may be used in connection with this Post-Effective Amendment.

Sincerely,


/s/ Colin Lancaster
Colin Lancaster
Associate Counsel
(612) 671-7981

CL/KB/dm